SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number:

Orbital Corporation Limited

(Translation of registrant’s name into English)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

ANNUAL REPORT

30 JUNE 2007

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and of the Group, being the Company, its subsidiaries and the Group’s interest in associates and jointly controlled entities for the year ended 30 June 2007 and the auditors’ report thereon.

ORBITAL CORPORATION LIMITED	1

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

1.	DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Mr Donald Woolgar John Bourke, FCPA, age 68

Chairman, Independent Non-Executive Director

Chairman of the Board from his appointment in August 2003 until 13 August 2007. Mr Bourke had extensive business experience and was Chairman of Mitchell Corporation Pty Ltd until August 2007. He resigned as Chairman of Olex Holdings Limited in December 2006 when the company was sold. He has recently resigned as Chairman of Compudigm International Limited (since April 1989). Mr Bourke was Chairman of Australian Technology Group Limited. He has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke had significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company. Mr Bourke passed away on 13 August 2007.

Mr William Peter Day, LLB (Hons), M Administration, FCPA, FCA (Aust & UK), FTIA, MAICD, age 57

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman on 22 August 2007. Mr Day was most recently Executive General Manager Finance (Chief Financial Officer) for the global packaging group Amcor; he will retire from full-time executive duties with that Company towards the end of 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia. He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day was recently appointed a non executive director of Ansell Limited and Financial Executives International (Australia) Limited.

Mr John Richard Marshall, BMechE (hons), DipMechE, Hon.DEng (RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME, age 75

Independent Non-Executive Director

Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989

Mr John Grahame Young, LLB, FAICD, age 63

Independent Non-Executive Director

Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

Dr Rodney Alexander Houston, B.Sc (Hons) MechEng, Ph.D, MAICD, age 44

Managing Director

Joined the Board in August 2005. Dr Houston has extensive experience in engine research and development. He has been employed by the Group for 18 years and prior to his current appointment was director of engineering and operations. He has been involved in all aspects of the Group’s engineering operations and product development.

2.	COMPANY SECRETARY

Mr Keith A Halliwell B.Sc, FCA, FAICD was appointed to the position of Chief Financial Officer and Company Secretary in August 2000. He has 23 years international experience as an accountant and was previously Chief Financial Officer and Company Secretary of another listed public company in Australia.

3.	DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are shown below.

4.	CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

4.1	BOARD OF DIRECTORS AND ITS COMMITTEES

Role of the Board

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. Details of the board’s charter is located on the Company’s website (www.orbitalcorp.com.au).

The board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management. Responsibilities are delineated by formal authority delegations.

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

ORBITAL CORPORATION LIMITED	2

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

	Directors’ Meetings		Audit Committee Meetings		Finance Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings
Director	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held
D W J Bourke	6	6	3	3	1	1	2	2	3	3
R A Houston	6	6	—	—	1	1	—	—	—	—
J R Marshall	6	6	3	3	1	1	2	2	3	3
J G Young	6	6	3	3	1	1	2	2	3	3

*	number of meetings held during the time the directors held office during the year

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Director Education

As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant Company information and to the Company’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•

within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

4.2	NOMINATION COMMITTEE

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr D W J Bourke (Chairman), Mr J G Young and Mr J R Marshall.

The Nomination Committee meets as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

ORBITAL CORPORATION LIMITED	3

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

4.3	REMUNERATION COMMITTEE

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr D W J Bourke (Chairman), Mr J R Marshall and Mr J G Young. The Chief Executive Officer is invited to Remuneration Committee meetings, as required, to discuss the performance of senior executives and their remuneration packages. The Remuneration Committee has a documented charter, approved by the Board. A copy of the Charter is available on the Company’s website.

4.4	REMUNERATION REPORT

4.4.1	Principles of compensation-audited

Remuneration is referred to as compensation throughout this report.

Key Management Personnel (‘KMP’) have authority and responsibility for planning, directing and controlling the activities of the Company and the Group, including directors of the Company and other executives.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad compensation policy is to ensure the compensation package properly reflects the person’s duties and responsibilities and that compensation is consistent with current industry practice.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the Group also provides non-cash benefits to its key management personnel.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the Group. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

Short-term Incentive

Executive directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the Group, including a combination of sales, earnings before interest and tax (EBIT) and cash and individual key performance indicators (KPI’s). These measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below a minimum.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. No shares have been issued under the LTI in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

ORBITAL CORPORATION LIMITED	4

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. This plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

In considering the Group’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices:

	2007	2006	2005
EBIT ($ Millions)	1.603	1.023	(2.320)
Dividends paid	—	—	—
Change in share price ($)	0.209	(0.014)	(0.035)
Return of capital	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan were met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

Service Agreements

The service contract for the CEO is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The CEO has the right to terminate the contract on 3 months notice. The CEO has no entitlement to termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive performance related remuneration.

No retirement benefits are payable to non-executive Directors.

4.4.2	Directors’ and Executive Officers’ Remuneration Company and Consolidated - audited

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration and other key management personnel are:

		Short Term				Post Employment	Share Based Payments		S300A (1)(e)(i) Proportion of remuneration performance related %
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $
Directors
Non-executive
Donald W J Bourke	2007	96,376	—	7,033	103,409	8,674	—	112,083	—
Chairman (Non-executive)	2006	96,376	—	6,228	102,604	8,674	—	111,278	—
J Grahame Young	2007	52,358	—	—	52,358	4,712	—	57,070
Director (Non-executive)	2006	52,358	—	—	52,358	4,712	—	57,070	—
John R Marshall	2007	55,050	—	—	55,050	—	—	55,050	—
Director (Non-executive)	2006	55,050	—	—	55,050	—	—	55,050	—
Executive
Rodney A Houston (d)	2007	277,525	37,500	—	315,025	30,618	55,668	401,311	23.2%
Director and Chief Executive Officer	2006	239,163	40,000	—	279,163	28,202	46,453	353,818	24.4%
Peter C Cook (e)	2007	—	—	—	—	—	—	—	—
Director and Chief Executive Officer	2006	109,915	—	—	109,915	13,190	—	123,105	0.0%
Total Consolidated, all specified directors	2007	481,309	37,500	7,033	525,842	44,004	55,668	625,514	14.9%
	2006	552,862	40,000	6,228	599,090	54,778	46,453	700,321	12.3%

ORBITAL CORPORATION LIMITED	5

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

4.4.2	Directors’ and Executive Officers’ Remuneration Company and Consolidated – audited (continued)

		Short Term				Post Employment	Share Based Payments		S300A (1)(e)(i) Proportion of remuneration performance related %
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $
Key Management Personnel
Keith A Halliwell	2007	225,387	30,500	—	255,887	24,611	45,430	325,928	23.3%
Chief Financial Officer & Company Secretary	2006	213,811	17,000	—	230,811	24,772	46,293	301,876	21.0%
B Anthony Fitzgerald	2007	191,813	23,600	—	215,413	18,426	35,753	269,592	22.0%
Director of Sales and Marketing	2006	183,527	15,000	—	198,527	17,257	37,070	252,854	20.6%
Geoff P Cathcart	2007	156,368	14,800	—	171,168	12,994	15,212	199,374	15.1%
Director of Engineering & Operations	2006	141,042	9,000	—	150,042	12,993	13,717	176,752	12.9%
Specified executives
Robert A Schmidt (f)	2007	178,533	—	5,547	184,080	9,581	1,000	194,661	0.5%
US Sales Executive & US Resident Officer	2006	179,415	—	6,210	185,625	10,381	1,000	197,006	0.5%
Tom P Baskovich (g)	2007	171,687	—	—	171,687	13,404	—	185,091	0.0%
Director of Patents & Licensing	2006	142,217	—	—	142,217	13,845	13,165	169,227	7.8%
Total Consolidated, all specified executives	2007	923,788	68,900	5,547	998,235	79,016	97,395	1,174,646	14.2%
	2006	860,012	41,000	6,210	907,222	79,248	111,245	1,097,715	13.9%

Notes in relation to the table of directors’ and executive officers remuneration - audited

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.

(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.

(c)	The fair value of the Executive Long Term Share plan is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the shares recognised in this reporting period. In valuing the shares the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of shares on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-04	3 years	13.3 cents	nil	15.0 cents	60.00%	5.29%
30-Aug-05	3 years	9.9 cents	nil	11.0 cents	38.80%	5.03%
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%

(d)	Dr Houston was appointed effective 30 September 2005. Remuneration disclosed represents total remuneration for the year.

(e)	Mr Cook resigned effective 30 September 2005.

(f)	Mr Schmidt’s remuneration is based in US$ and reported at an exchange rate of 0.7932 (2006: 0.7321). Mr Schmidt is included above as his remuneration is within the 5 highest paid executives not being directors.

(g)	Mr Baskovich is included above as his remuneration is within the 5 highest paid executives not being directors. Mr Baskovich resigned from the company on 27 April 2007. Mr Baskovich’s 2007 remuneration includes accrued leave benefits paid upon the termination of his employment of $51,380.

4.4.3	Analysis of Bonuses included in Remuneration - unaudited

The short-term cash bonus is for performance during the 30 June 2007 financial year using the criteria set out on page 4. The amount was determined in July 2007 after performance reviews were completed and approved by the remuneration committee in August 2007. The short-term cash bonus is fully vested in the recipient in the financial year. No amounts vest in future years in respect of the bonus scheme for the 2007 financial year.

4.4.4	Equity Instruments

All shares refer to ordinary shares of Orbital Corporation Limited.

ORBITAL CORPORATION LIMITED	6

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

4.4.4.1	Analysis of Shares Offered as Compensation - audited

Details of the nature and amount of the shares offered under the LTI to each key management person during the reporting period are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (a) $	Number of Shares Granted	Number of Shares Vested	Value (b) $
Directors
Executive
Rodney A Houston	6,464	$0.1547	1,000	995,000	—	70,645
Key Management Personnel
Keith A Halliwell	6,464	$0.1547	1,000	660,000	—	46,860
B Anthony Fitzgerald	6,464	$0.1547	1,000	550,000	—	39,050
Geoff P Cathcart	6,464	$0.1547	1,000	260,000	—	18,460

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date) of shares offered.

(b)	Represents the fair value of shares offered at the date that they were offered using a Monte-Carlo simulation model. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2003 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2007 financial year.

4.4.4.2	Movements in Shares - unaudited

The movements during the reporting period of ordinary shares in Orbital Corporation Limited held by key management person are as follows:

	Held at 1 July 2006	Purchases	Disposals	Issued under Employee Share Plan	Held at 30 June 2007
Directors
Non-executive
D W J Bourke	100,000	33,333	—	—	133,333
J G Young	149,906	33,631	—	—	183,537
J R Marshall	66,880	—	—	—	66,880
Executive
R A Houston	68,574	33,333	—	6,464	108,371
Key Management Personnel
K A Halliwell	156,621	33,333	—	6,464	196,418
B A Fitzgerald	96,805	—	(1,567)	6,464	101,702
G P Cathcart	55,357	33,333	—	6,464
					95,154

4.4.4.3	Movement in Executive Long Term Share Plan shares - unaudited

The movement during the reporting period of ordinary shares in Orbital Corporation Limited offered to key management personnel under the Executive Long Term Share plan, but not vested are as follows:

	Outstanding 1 July 2006	Granted	Forfeited	Vested	Outstanding 30 June 2007
Director - Executive
R A Houston	1,040,000	995,000	(200,000)	—	1,835,000
Key Management Personnel
K A Halliwell	1,000,000	660,000	(230,000)	—	1,430,000
B A Fitzgerald	790,000	550,000	(200,000)	—	1,140,000
G P Cathcart	280,000	260,000	(65,000)	—	475,000

4.4.4.4	Modification of terms of equity-settled share-based payment transactions - audited

No terms of equity-settled share based payment transactions (including options and rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

ORBITAL CORPORATION LIMITED	7

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

4.5	AUDIT COMMITTEE

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2007 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

4.6	FINANCE COMMITTEE

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

4.7	RISK MANAGEMENT

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer certify on an annual basis that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

Risk Profile

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and health and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the Group has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2007 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

ORBITAL CORPORATION LIMITED	8

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

4.8	ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company's securities; and

•

Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

4.9	CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act 2001 requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•

Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

5.	PRINCIPAL ACTIVITIES

The principal activities of the Group during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the Group during the year.

6.	CONSOLIDATED RESULT

The consolidated profit after income tax for the year attributable to the members of Orbital was $1.333 million (2006: $0.515 million).

ORBITAL CORPORATION LIMITED	9

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

7.	OPERATING AND FINANCIAL REVIEW

Total revenue for the year ended 30 June 2007 increased by 32% to $15.2 million, due to the increased engineering services revenue of $12.5 million (+45%) offset by reductions in royalty and licence income of $0.1 million and other income of $0.1 million. The increased engineering income was generated across a range of customers including approximately $2.0 million increase in OCP development programs and $1.9 million increase in other engineering contracts including alternative fuels. The decrease in royalties was due to the strengthening Australian dollar.

Expenses increased by $2.0 million (14%) to $16.7 million mainly as a result of the increased personnel, consumables and contractors required to support the increased engineering activity noted above. The increase also includes $0.6 million (including legal expenses) in full and final settlement of the dispute with Coles Myer Limited regarding research & development syndication arrangements. Finance costs of $885k (2006: $622k) are primarily notional interest charges (non cash) arising from the introduction of international financial reporting standards with effect from 1 July 2005. This requires the write up of long term non interest bearing borrowings to fair value in each accounting period.

Orbital’s share of profits of its joint venture with Siemens, Synerject LLC of $3.2 million compares to $4.1 million last financial year. The strengthening Australian dollar impacted this result by approximately $0.2 million.

Synerject’s underlying result increased by 30% to US$3.5 million from US$2.7 million last financial year. In 2007 Synerject expensed development costs under USGAAP of US$1.1 million compared with US$2.5 million in 2006. These expenses which relate to the development of the M3 electronic control unit are capitalised under AIFRS for the purpose of equity accounting the Synerject result.

Synerject’s revenue increased by 39% to US$80 million mainly as a result of its acquisition of Delavan in March 2006 which accounted for US$19.3 million of the increase. Synerject’s 2007 result also includes $0.9 million costs associated with the establishment of manufacturing and engineering facilities in China. Synerject’s net cash inflow for the year was US$0.1 million after incurring the China costs noted above and investing $2.5 million in capital equipment.

Synerject’s cash at 30 June 2007 was US$4.3 million and net debt was US$3.2 million, with an overall joint venture gearing ratio of 21%.

Orbital’s cash outflow from operating activities was $0.2 million for the year including the costs and settlement of the legal dispute noted above for $0.6 million compared to $1.8 million cash outflow in 2006. This improvement is primarily as a result of the increase in engineering services. In 2007 investment in engineering facilities increased to $0.7 million (2006: $0.2 million). In 2006 Orbital invested US$2.0 million additional equity in Synerject (2007 $nil).

In November 2006 Orbital raised $4.0 million through the placement of 26.7 million shares at an issue price of 15 cents. In December 2006 Orbital successfully completed a share purchase plan raising a further $5.2 million. The share purchase plan was oversubscribed; however the Directors determined the oversubscriptions would be accepted in full. After transaction costs a total of $8.8 million was raised. At 30 June 2007 Orbital had cash on hand of $11.3 million.

Orbital’s revenue streams include income that can be derived from the development and commercialisation of new products and technology. Income is received from our R&D, Engineering, Licensing and (Joint) Manufacturing activities. Detailed comments on Orbital’s revenue and investment streams are as follows:

Engineering Services

Orbital’s professional engineering consultancy services create a significant revenue stream while allowing Orbital to work closely with customers on advanced powertrain applications and developments, a large proportion of which involve the application and development of Orbital proprietary technology.

Engineering services revenue increased by 45% to $12.5 million for the full year, with an engineering contribution of over $3.2m which is up by $2.8 million compared to the previous year.

The overall increased engineering income in FY07 was generated across a range of customers including new areas of work in heavy duty LNG/CNG systems development as well as design and development of small engines for the lawn, garden and utility markets. These new opportunities for both our engineering and technology capabilities are a good example of the broadening customer base Orbital has been developing over the last two years. The level of services relating to the application and development of Orbital technology continues at a strong level of above 50% of the engineering revenue.

The engineering services order book at 30 June 07 was $5 million which compares to $6 million at 31 December 2006; however the prospects for continued growth in the engineering services revenue continue to be positive. The lower figure at this time is due to a delay in the second half orders from China and India as well as the normal cyclic nature of our customers business outsourcing engineering services. As a continuing response to these cyclic fluctuations we have developed a wider base of geographic and technology customers evidenced by the level of prospects we have developed during the second half of FY07.

To exploit the opportunities provided by the changing landscape in the area of global warming concerns, energy utilisation, transport and sustainability, Orbital has refined its strategies and direction to firmly establish itself as a provider of innovative technical solutions.

We are strongly positioned with offerings from strategic consulting, independent technical reviews, audits, project management, advanced research, new engine design and development as well as specific technology solutions for improved fuel efficiency and emissions benefits across a broad range of vehicles sizes and fuel types.

Royalties and Licences

Orbital licenses its patented direct injection technology to original equipment manufacturers (OEM) and suppliers. Royalties and license fees are derived from a wide range of customers in the marine, motorcycle and recreational sectors.

License and royalty revenue decreased by $100k compared to the prior year due to the impact of the strong A$ in this period.

•	Marine market

The overall marine market was robust compared to the previous year, with increased sales in the larger Mercury V6 Optimax range contributing to an increased level of marine outboard royalties.

The Bombardier personal watercraft Orbital Direct Injection (DI) products have been a decreasing volume product for a few years now as they transition all new Sea-Doo products to 4-stroke engines.

The 2-stroke DI outboard market continues to hold up well in this sector with strong commitment from both Mercury and Tohatsu to the future of this product. This was evidenced by the strong public support for the DI 2-stroke product, with Mercury celebrating the 10 year anniversary of the release of OptiMax (Orbital / Synerject DI) products last November, and the launch of two new OptiMax products to the market in June 2007.

Engineering services programs at Orbital in the area of future emissions development for outboard engines is a good indication of the future investment in the DI 2-stroke and the potential longevity of our royalty streams. Based on other new engineering programs the prospects continue to be positive for the application of Orbital DI to future high performance 2-stroke engines in both the snowmobile and recreational motorcycle markets.

ORBITAL CORPORATION LIMITED	10

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

•	European scooter markets

The softness in the European scooter market continued as predicted with on-going delays in the introduction of tougher European emissions legislation for these vehicles.

Development of a prototype lower cost DI fuel system for these markets has progressed well, however in the absence of tougher emissions standards the challenge of meeting the cost targets for the incumbent carburettor continues.

Initiatives in relation to sourcing lower cost components out of India, which are now available due to the Bajaj DI launch, are being investigated. As in the marine outboard market, there are strong fundamental reasons for the continued use of DI 2-stroke engines in this scooter market. However step changes in legislation for emissions durability requirements are still out in 2009/10.

•	Indian Rickshaw market

In May this year Bajaj launched their gasoline DI autorickshaw program. This launch was a key step for Orbital DI technology into a new and growing market segment. On the release of this product Bajaj's Managing Director, Mr. Rajiv Bajaj commented “The first customers have enjoyed a 30% fuel economy improvement and experienced significantly improved driving characteristics.”

The initial volume ramp up will be slow as Bajaj develop the market pull for this product and manage the roll out to new dealers and cities in the coming months. Although the volumes will start out low, this DI product will add to our royalty income in FY08 and add to the systems sales revenue of Synerject going forward.

In the pipeline there are further models under development which will utilise Orbital DI for gaseous applications, including both LPG and CNG fuels. The benefits in running costs for these gaseous fuels in India are a key part of the future growth opportunities in this market.

•	Retrofit aftermarket

In the retro-fit aftermarket our licensee Envirofit continues to make progress towards a full release of a taxi fleet of 3 wheeler DI 2-strokes in the Philippines. This program is an important test to fully validate the potential of this retro-fit market, which could involve many millions of old 2-stroke engines in the Asia pacific market.

The Orbital DI system has demonstrated, in a small test fleet, the potential to bring large benefits in terms of hydrocarbon and particulate reduction as well as up to a 35% improvement in fuel efficiency. Orbital are supporting this program to help provide final sign-off, and if successful this market will add to our overall royalty revenues in the coming years.

•	DI 4 stroke

Application of the Orbital DI 4-stroke technology has continued with a number of customers throughout this year. The first production customer for this technology is expected to launch this financial year with a spark ignited kerosene product, with other customers keen to follow.

Application progress in the gasoline DI 4-stroke area has continued with existing and new customers assessing the potential for motorcycle and recreational applications.

The key driver for this gasoline DI 4-stroke market is the improved fuel efficiency of up to 30% due to running a lean, stratified combustion, and in contrast to the automotive passenger car market, there is no requirement for lean NOx catalyst technology under lean operating conditions.

Research & Development

The last two years have seen uplift in the level of resource focus and expenditure in the area of Research and Development (R&D). This has enabled a number of new market focussed developments in the following key areas:

•	Spark ignited kerosene and diesel combustion for 4-stroke and 2-stroke engines, with cold start capability down to -20[o]C.

•	Development of lower emissions capability for 2-stroke marine engines to meet future emissions legislation.

•	Continued development of LPG and CNG variants of the Orbital DI system for automotive, commercial and recreational applications (to meet the growing demand for fuel diversification)

•

DI E100 (100% Ethanol fuel) combustion development in combination with turbo charging. To meet the growing demand for fuel diversification and solve some of the long standing concerns with 100% Ethanol operation.

•

Orbital DI in combination with HCCI (homogeneous charge compression ignition) is now running successfully at Orbital (to help control the HCCI process – a potential future combustion process sitting part way between diesel and spark ignited combustion – with the benefits of both)

•

Development of a new DI engine concept engine for motorcycles and All Terrain Vehicles (ATV) to deliver superior engine efficiency, product differentiation and improved engine costs for emerging markets.

Sustained effort over the last two years in the above areas has resulted in 66 patent applications being granted and a further 12 new patent applications lodged. This result is an important part of the continued commitment to strengthening the Orbital patent portfolio and extending the life and scope of our royalty streams.

We have also developed an enhanced marketing campaign as part of our overall strategy to keep our customers informed about our new areas of research and development. As an example of the higher output from this campaign are the 8 new technical papers being presented at various technical conferences around the world over the next 6-8 months, a significant increase compared to the previous 3 years output of 6 papers in total.

Synerject

Orbital’s 50% owned joint venture with Siemens-VDO, Synerject LLC, is a supplier and manufacturer of engine management systems (EMS) and electronic fuel injection systems for the non-automotive OEMs.

Under US GAAP, overall revenue for Synerject was up 39% to US$80 million compared to the prior year, with an improved underlying profit result up 30% (US$3.5 million). The overall profit result has been impacted by the increased level of expenditure establishing the manufacturing and engineering capabilities in China. In addition Synerject have incurred a high level of engineering expense in the initial conversion of customer motorcycles from simple carburettor to Synerject port injection, costs which will be recovered from future component sales when they occur.

Orbital’s share of AIFRS adjusted profits from Synerject of $3.2 million were down on the equity accounted result for last year, due to increased China costs noted above and the stronger Australian dollar.

A large contributor to the revenue growth has been the first full year turnover from the Delavan acquisition which has added more than US$30 million revenue. This facility is responsible for the manufacture of the Bombardier E-TEC fuel system and electronic control unit (ECU). Overall profitability is in line with expectations, with work continuing to focus on reducing manufacturing costs for

ORBITAL CORPORATION LIMITED	11

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

improved margins going forward. Future revenue growth from this plant will depend on the strength of the overall marine outboard market and the launch of new E-TEC products some of which are expected this year.

Establishment of the China manufacturing facility in Changchun for the new line of low cost ECUs has progressed well, with the first prototypes being produced this financial year and final validation testing now being completed. During this year Synerject has also established a small engineering team in Chongqing, which is a key part of the overall strategy to build up capability close to their customers. Boosted by the commitment in China to introduce Euro 3 emissions for all new models from January 2008, Synerject have made good progress with establishing close links and application programs with most of the major motorcycle manufacturers and producers.

Synerject’s new financing arrangements which were put in place last year will deliver the first cash dividend (45% of Synerject’s US GAAP profit) to the parents in September 2007.

Outlook

Global environmental concerns and legislation together with high fuel prices continue to generate significant interest in Orbital’s technology and engineering capability.

Orbital is well positioned with its existing technology and expertise to help solve some of these issues. In order to fully exploit these opportunities Orbital has undertaken a detailed review of its vision and strategic direction. In doing so we have reviewed the existing core income streams from Synerject, Engineering services and intellectual property with a view to enhancing these current businesses but also developing new business opportunities through alliances, acquisition or joint ventures.

The first stage of this review has focused on broadening the nature of our business to focus on the development and commercialisation of a wider range of innovative technologies and services. In particular those related to the clean, efficient and safe transportation as well as the efficient use of energy and resources where each is readily developable in Australia and applicable to the world.

We look forward to the successful roll out of the DI autorickshaw in India and the launch of further products incorporating Orbital direct injection technology in the next 12 months.

On-going production validation programs for new Orbital DI applications will continue in the area of gaseous (LPG, CNG and LNG), spark ignited kerosene/diesel and gasoline engines for 2008. The royalties from these programs are expected to come on line in the 2009 financial year.

The overall marine market may be softer this year due to the potentially weaker US economy and higher cost of credit which traditionally impacts discretionary spending. Overall royalty growth in 2008 will be dependent on the strength of the DI product roll-out in India and the robustness of the marine market in the US.

Synerject has invested and will continue to invest during 2008 in manufacturing and engineering facilities in China which will produce the recently developed ECU for the motorcycle market. A number of new customers for the complete engine management system (EMS) incorporating this Chinese manufactured ECU are expected to be launched in 2008, however the initial low volumes are not expected to generate profits until 2009.

The Chinese and Indian markets are important to Synerject and Orbital growth aspirations with the anticipated conversion to EMS systems from carburettor in Asia over the next 5 years creating significant growth opportunities. The exact timing of the change-over is difficult to predict, however Synerject is now well positioned to supply this large emerging market in the future.

The lower order book in engineering services at the beginning of this year may limit the growth in engineering revenue for the full year. However the overall prospects for engineering services is positive, given the continued level of strong customer leads and proposals in our sales database. The launch of our new campaign to increase the level of customer contact and broaden the mix of contracts has delivered a number of new customers, although some will take some time to mature. Backed up by the higher level of R&D activity discussed earlier, we expect to see a growth in new opportunities across a wider field of customers and technologies going forward.

The development of a centre of excellence for gaseous and alternative fuels is a key focus for our future R&D investments and business development activities. There are growth opportunities both through engineering services and alliances which are being developed over the next year.

The market for professional engineering services staff is more competitive, however the company remains committed to maintaining its core strengths and capabilities. The stronger balance sheet will provide a solid commercial base for extending the scope of business either through bolt on acquisitions or extension of today’s business by way of vertical or geographical expansion.

Orbital looks forward to building upon the solid performance in 2007 and capitalising on the many opportunities which present themselves for our current revenue streams and beyond.

8.	DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

9.	STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the financial year.

10.	EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

11.	LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the Group is set out in the review of operations above. Further information as to the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the Group.

12.	DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares
D W J Bourke	133,333
J G Young	183,537
J R Marshall	66,880
RA Houston	108,371

492,121

13.	SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

ORBITAL CORPORATION LIMITED	12

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2007

14.	INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

15.	NON-AUDIT SERVICES

During the year KPMG, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•

all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•

the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is on page 14.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are shown below.

16.	LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Lead Auditor’s Independence Declaration under section 307C of the Corporations Act 2001 on page 14 forms part of the directors’ report for the financial year ended 30 June 2007.

17.	ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

	2007	2006
	$	$
REMUNERATION OF AUDITORS
Amounts received or due and receivable for audit services by:
Auditors of the Company - KPMG Australia
- Audit and review of financial reports	403,017	375,745
- Australian equivalents to International Financial
Reporting Standards review	—	17,158

	403,017	392,903

Amounts received or due and receivable for taxation services by:
Auditors of the Company - KPMG Australia	28,000	27,246
Other KPMG member firms	8,000	11,466

	36,000	38,712

Total auditors’ remuneration	439,017	431,615

Signed in accordance with a resolution of the Directors:

J G YOUNG	R A HOUSTON
Director	Managing Director

Dated at Perth, Western Australia this 22nd day of August 2007.

ORBITAL CORPORATION LIMITED	13

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2007

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To:	the directors of Orbital Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Brent Steedman
Partner

Perth

22 August 2007

ORBITAL CORPORATION LIMITED	14

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	NOTE	CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Engineering services income		12,514	8,645	—	—
Licence and royalty income		2,294	2,394	—	—

Revenue		14,808	11,039	—	—
Other income	6	390	480	—	—

Total Revenue		15,198	11,519	—	—

Personnel expenses	7	(9,428)	(8,297)	—	—
Depreciation and amortisation		(1,001)	(1,122)	—	—
Engineering consumables and contractors		(1,641)	(1,076)	—	—
Travel and accommodation		(980)	(1,009)	—	—
Communications and computing		(647)	(667)	—	—
Patent costs		(509)	(462)	—	—
Insurance costs		(422)	(535)	—	—
Audit, compliance and listing costs		(784)	(689)	(2)	—
Reversal of provision for the carrying value of controlled entities		—	—	—	1,538
Settlement of legal dispute		(582)	—	—	—
Other expenses		(689)	(786)	—	—

Total expenses		(16,683)	(14,643)	(2)	1,538

Share of profit of equity accounted investee	16	3,157	4,135	—	—

Results from operating activities		1,672	1,011	(2)	1,538

Financial income	8	448	344	919	109
Financial expenses	8	(885)	(622)	(654)	(856)

Net financing costs		(437)	(278)	265	(747)

Profit before income tax		1,235	733	263	791
Income tax (expense)/benefit	10	98	(218)	—	—

Profit for the period		1,333	515	263	791

Earnings per share:
Basic earnings per share (in cents)	11	0.3	0.1
Diluted earnings per share (in cents)	11	0.3	0.1

The income statements are to be read in conjunction with the notes to the financial statements set out on pages 20 to 50.

ORBITAL CORPORATION LIMITED	15

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Employee Share Plan	263	264	263	264
Foreign currency translation reserve	(1,692)	276	—	—
Effective portion of change in fair value of cash flow hedges	(37)	—	—	—

Income and expense recognised directly in equity	(1,466)	540	263	264
Profit for the period	1,333	515	263	791

Total recognised income and expense for the period	(133)	1,055	526	1,055

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages 20 to 50.

ORBITAL CORPORATION LIMITED	16

BALANCE SHEETS AS AT 30 JUNE 2007

	NOTE	CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	12	11,287	3,325	8,858	15
Trade and other receivables	13	4,544	3,643	81	—
Inventories	14	6	6	—	—

Total Current Assets		15,837	6,974	8,939	15

Trade and other receivables	13	—	—	12,826	12,642
Investments	15	—	—	17,341	17,078
Investment in equity accounted investee	16	12,974	6,321	—	—
Deferred tax assets	17	6,082	6,445	—	—
Property, plant & equipment	18	6,107	6,432	—	—

Total Non-Current Assets		25,163	19,198	30,167	29,720

Total Assets		41,000	26,172	39,106	29,735

Liabilities
Trade and other payables	19	4,214	3,268	—	—
Employee benefits	22	1,190	1,046	—	—
Provisions	23	—	106	—	—

Total Current Liabilities		5,404	4,420	—	—

Non interest-bearing liabilities	21	17,958	12,809	22,045	21,992
Employee benefits	22	1,236	1,200	—	—

Total Non-Current Liabilities		19,194	14,009	22,045	21,992

Total Liabilities		24,598	18,429	22,045	21,992

Net Assets		16,402	7,743	17,061	7,743

Equity
Share capital	25	225,560	216,768	225,560	216,768
Reserves	25	(1,691)	38	—	—
Accumulated losses	25	(207,467)	(209,063)	(208,499)	(209,025)

Total Equity		16,402	7,743	17,061	7,743

Net tangible assets per ordinary share (cents)		3.47	1.88

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages 20 to 50.

ORBITAL CORPORATION LIMITED	17

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2007

	NOTE	CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		14,267	10,159	—	5
Cash paid to suppliers and employees		(14,516)	(12,273)	(2)	—

Cash provided by/(used in) operations		(249)	(2,114)	(2)	5
Interest income		377	356	238	109
Interest expense		—	—	—	—
Income taxes paid		(310)	(110)	—	—

Net cash provided by/(used in) operating activities	30	(182)	(1,868)	236	114

Cash Flows from Investing Activities
Loans to controlled entities		—	—	(185)	(2,735)
Loan repayments from controlled entities		—	—	—	682
Synerject equity investment		—	(2,735)	—	—
Proceeds from sale of property, plant & equipment		33	166	—	—
Acquisition of property, plant & equipment		(677)	(211)	—	—

Net cash (used in) investing activities		(644)	(2,780)	(185)	(2,053)

Cash Flows from Financing Activities
Proceeds from issue of share capital		9,204	—	9,204	—
Transaction costs from issue of shares		(412)	—	(412)	—

Net cash provided by financing activities		8,792	—	8,792	—

Net increase/(decrease) in cash and cash equivalents		7,966	(4,648)	8,843	(1,939)
Cash and cash equivalents at 1 July		3,325	7,972	15	1,954
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(4)	1	—	—

Cash and cash equivalents at 30 June	12	11,287	3,325	8,858	15

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2006 and 2007.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 20 to 50.

ORBITAL CORPORATION LIMITED	18

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

ORBITAL CORPORATION LIMITED	19

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2007 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (“AASBs”) (Including Australian Interpretations) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. The financial reports of the Group and the Company also comply with International Financial Reporting Standards (“IFRSs”) and the interpretations adopted by the International Accounting Standards Board.

The consolidated financial report was authorised for issue by the directors on 22 August 2007.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	derivative financial instruments are measured at fair value

•	non-interest bearing liabilities are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d)	Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

In particular, information about significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

•	Note 17 – utilisation of tax losses

•	Note 21– measurement of non-interest bearing liabilities

•	Note 3 (i) – measurement of share based payments

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

The entity has elected to early adopt the following accounting standards and amendments:

•	AASB 101 Presentation of Financial Statements (October 2006)

In the prior financial year the Group adopted AASB 132: Financial Instruments: Recognition and Measurement in accordance with the transitional rules of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity note 25.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

ORBITAL CORPORATION LIMITED	20

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii)	Associates

Associates are those entities for which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised gains and losses of a jointly-controlled associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the Group’s share of losses exceeded its interest in the joint venture, and during that period, the Group’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the Group had incurred legal or constructive obligations on behalf of an associate. During the year ended 30 June 2006, the joint venture recouped past losses, the Group released its provision for losses to profit or loss account, and equity accounting was resumed. The Group’s share of the joint venture's net profit or loss will continue to be recognised until the date joint control ceases. Other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

(iii)	Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associates. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associates or, if not consumed or sold by the associate, when the Group’s interest in such entities is disposed of.

(b)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries, associates and jointly controlled entities – see below) are retranslated to the functional currency (Australian dollars) at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency (Australian dollars) at exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. They are released into the income statement upon disposal. In respect of all foreign operations, the Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit or loss. Foreign exchange gains and losses are therefore deemed to be zero as at 1 July 2004.

(c)	Financial Instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

ORBITAL CORPORATION LIMITED	21

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Financial Instruments (continued)

(i)	Non-derivative financial instruments (continued)

Trade receivables

Trade receivables are stated at their amortised cost, less impairment losses. The collectibility of debts is assessed at balance sheet date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Non-interest bearing liabilities

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2007 totalled approximately 556,000.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Present value of additional investment in Synerject LLC

Included in non-current liabilities is a deferred settlement amount recognised to Siemens VDO for the Group to maintain its 50% interest in Synerject LLC by the payment of US$4 million which has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value and subsequently stated at amortised cost with any difference between the fair value and the future payment value being recognised in the income statement over the period of the settlement deferral under the effective interest rate method.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Investments at fair value through profit or loss

The Group invests surplus cash in bank-endorsed bills of exchange at discounted values. These financial instruments are classified as at fair value through profit or loss. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

(ii)	Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument are recognised in profit or loss.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(d)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The cost of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

ORBITAL CORPORATION LIMITED	22

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, Plant and Equipment (continued)

(iii)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e)	Intangibles

(i)	Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation will be charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii)	Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

(f)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g)	Impairment

(i)	Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

ORBITAL CORPORATION LIMITED	23

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment (continued)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h)	Share capital

(i)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii)	Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(i)	Employee Benefits

(i)	Short-term benefits

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The Group does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

(ii)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

(iii)	Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)	Share-based payment transactions

Employees have been offered the right to take up shares in the Company under two plans, one of which is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. The fair value of shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The fair value of shares will be measured having regard to the conditions attached to the shares and the Group’s estimate of shares that will eventually vest. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.

Change in accounting policy

The Company has applied Australian Interpretation 8 AASB 2 Share-based Payment – Group and Treasury Share Transactions (Interpretation 8) for the first time from 1 July 2006. Under Interpretation 8, when the Company grants shares to employees of subsidiaries, the fair value at grant date is recognised as an increase in the investments in subsidiaries, with a corresponding increase in equity over the vesting period of the grant. Previously, such grants were recognised as a personnel expense.

The change in accounting policy was applied retrospectively to share-based payment transactions that were granted after 7 November 2002, with a vesting date on or after 1 January 2005, in accordance with the transitional provisions of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards.

The change in accounting policy increased investments in subsidiaries and retained earnings by $263,000 as at 30 June 2007 (2006: $264,000). The impact on prior periods was an increase in retained earnings of $248,000. The change had no impact on net profit or earnings per share on the Group’s results.

(v)	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

ORBITAL CORPORATION LIMITED	24

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Provisions - Warranties

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(k)	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)	Revenue from Rendering of Services and Sale of Goods

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably, or there is a risk of return of goods or there is continuing management involvement with the goods.

Revenue from rendering services is recognised in the period in which the service is provided.

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer.

(ii)	Interest Income

Interest income is recognised as it accrues.

(iii)	Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(l)	Leases

Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(m)	Finance income and expense

Financing costs and other income include separate disclosure of interest payable on borrowings calculated using the effective interest method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement . Borrowing costs are expensed as incurred and included in net financing costs.

Interest income is recognised in the income statement as it accrues. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is ex-dividend date.

ORBITAL CORPORATION LIMITED	25

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Income Tax

(i)	Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii)	Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(o)	Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group’s primary format for segment reporting is based on business segments.

(p)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key sources of estimation uncertainty

In note 31 detailed analysis is given of the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

ORBITAL CORPORATION LIMITED	26

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares. There were no potential ordinary shares outstanding during the current or comparative period.

(s)	New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report:

•

AASB 7 Financial Instruments: Disclosures (August 2005) replaces the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require extensive additional disclosures with respect to the Group’s financial instruments and share capital.

•

AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosure and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings Per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.

•

AASB 8 Operating Segments replaces the presentation requirements of segment reporting in AASB 114 Segment Reporting. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Company and the Group as the standard is only concerned with disclosures.

•

AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 Non-current Assets Held for Sale and Discontinued Operations, AASB 6 Exploration for and Evaluation of Mineral Resources, AASB 102 Inventories, AASB 107 Cash Flow Statements, AASB 119 Employee Benefits, AASB 127 Consolidated and Separate Financial Statements, AASB 134 Interim Financial Reporting, AASB 136 Impairment Assets, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 Operating Segments. This standard is only expected to impact disclosures contained within the financial report.

•

Interpretation 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group’s 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (i.e., 1 July 2004 and 1 July 2005, respectively). come mandatory for the Group’s 2008 financial report. Interpretation 11 is not expected to have any impact on the financial report. The potential effect of the Interpretation on the Company’s financial report has not yet been determined

•

Interpretation 11 AASB 2 Share-based Payment – Group and Treasury Share Transactions addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group’s 2008 financial report. Interpretation 11 is not expected to have any impact on the financial report. The potential effect of the Interpretation on the Company’s financial report has not yet been determined.

•

AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation II amends AASB 2 Share-based Payments to insert the transitional provisions of IFRS 2, previously contained in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007 and is not expected to have any impact on the consolidated financial report. The potential impact on the Company has not yet been determined.

•

Interpretation 12 Service Concession Arrangements addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the Group’s 2009 financial report. The potential effect of the interpretation on the financial report has not yet been determined. At this time an entity must adopt the revised Interpretation 4 Determining when an arrangement contains a lease and Interpretation 129 Service Concession Arrangements: Disclosures.

•

AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 117 Leases, AASB 118 Revenue, AASB 120 Accounting for Government Grants and Disclosure of Government Assistance, AASB 121 The Effects of Changes in Foreign Exchange Rates, AASB 127 Consolidated and Separate Financial Statement, AASB 131 Interest in Joint Ventures, and AASB 139 Financial Instruments: Recognition and Measurement. AASB 2007- 2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 Service Concession Arrangements.

•

AASB 2007-2 Amendments to Australian Accounting Standards also amends references to “UIG Interpretation” to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007.

ORBITAL CORPORATION LIMITED	27

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

4.	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Derivatives

The fair value of forward exchange contracts is based on their marked to market price.

(ii)	Non interest-bearing liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the date of recognition of the liability.

(iii)	Share based payments

The fair value of employee performance share rights is measured using the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), the time to maturity of the right, expected dividends, and the risk-free interest rate (based on government bonds).

5.	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segment, is based on the Group’s management and internal reporting structure.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The Group comprises the following main business segments:

•	Engineering services; and

•	Royalties and licences.

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

5.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	12,514	8,645	2,294	2,394	14,808	11,039

Unallocated other income					390	480

Total Revenue					15,198	11,519

Segment Result	3,241	409	763	1,197	4,004	1,606

Unallocated expenses - net (ii)					(5,489)	(4,689)
Reorganisation (expense)/credits					—	(41)
Net finance costs					(437)	(278)
Share of net profit of equity accounted investee					3,157	4,135

Net Profit before related income tax					1,235	733

Income tax (expense)/benefit					98	(218)

Profit after tax attributable to members					1,333	515

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses and the settlement of the Coles Myer Ltd dispute net of unallocated other income.

ORBITAL CORPORATION LIMITED	28

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

5.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences		Consolidated
	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,001	1,122	—	—	1,001	1,122
Equity settled employee compensation	102	86	—	—	102	86
Other non-cash expenses	(1)	3	—	—	(1)	3

Segment non-cash expenses	1,102	1,211	—	—	1,102	1,211

Systems warranty credits					(101)	(219)
Equity settled employee compensation					161	178
Amortisation of non-interest bearing loans					816	622
Amounts set aside to warranty and other provisions					(52)	(222)
Share of net profit of equity accounted investee					(3,157)	(4,135)
Foreign exchange translation (gain)					69	(12)

Total non-cash (revenue) and expenses					(1,162)	(2,577)

	Engineering Services		Royalties and licences		Consolidated
	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Assets	10,140	9,475	517	606	10,657	10,081

Unallocated assets
Cash					11,287	3,325
Equity accounted investment in joint venture entity					12,974	6,321
Deferred tax asset					6,082	6,445
Consolidated Total Assets					41,000	26,172

Segment Liabilities	6,640	5,518	—	—	6,640	5,518

Unallocated liabilities
Borrowings					17,958	12,809
Systems warranty provision					—	102

Consolidated Total Liabilities					24,598	18,429

Consolidated Net Assets					16,402	7,743

Segment Acquisitions of Non current assets	677	211	—	—	677	211

ORBITAL CORPORATION LIMITED	29

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

5.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

5.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	5,400	4,023	585	899	5,221	3,806	3,602	2,311	14,808	11,039

Segment assets	1,157	782	234	207	1,711	1,576	7,555	7,516	10,657	10,081

Acquisitions of non current assets	—	—	—	—	—	—	677	211	677	211

ORBITAL CORPORATION LIMITED	30

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000

6.	OTHER INCOME

	Gain on sale of property, plant and equipment	32	85	—	—
	Automotive Competitiveness and Investment Scheme credits	204	152	—	—
	Systems warranty credit	101	219	—	—
	Other	53	24	—	—

		390	480	—	—

7.	PERSONNEL EXPENSES

	Salaries and wages	7,844	6,730	—	—
	Contributions to defined contributions superannuation funds	780	726	—	—
	Equity settled transactions	263	264	—	—
	Increase/(decrease) in liability for annual leave	41	(9)	—	—
	Increase in liability for long service leave	36	65	—	—
	Other associated personnel expenses	464	480	—	—
	Redundancy	—	41	—	—

		9,428	8,297	—	—

8.	FINANCEINCOME AND EXPENSE

	Net foreign exchange gains	—	12	600	—
	Interest income on bank deposits	448	332	319	109

	Finance income	448	344	919	109

	Non-cash interest expense WA Government Loan	(654)	(622)	(654)	(622)
	Non-cash interest expense on deferred settlement pertaining to investment in Synerject LLC	(162)	—	—	—
	Net foreign exchange losses	(69)	—	—	(234)

	Finance expense	(885)	(622)	(654)	(856)

	Net finance income and expense	(437)	(278)	265	(747)

9.	SUPPLEMENTALDISCLOSURES TO INCOME STATEMENT

9.1.	RESEARCHAND DEVELOPMENT EXPENDITURE

	Research and development expenditure	1,022	733	—	—

		CONSOLIDATED		THE COMPANY
		2007 $	2006 $	2007 $	2006 $

9.2.	REMUNERATIONOF AUDITORS

	Amounts received or due and receivable for audit services by:
	Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	403,017	375,745	—	—
	- Australian equivalents to International Financial
	Reporting Standards review	—	17,158	—	—

		403,017	392,903	—	—

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company - KPMG Australia	28,000	27,246	—	—
	Other KPMG member firms	8,000	11,466	—	—

		36,000	38,712	—	—

	Total auditors’ remuneration	439,017	431,615	—	—

ORBITAL CORPORATION LIMITED	31

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000

10.	TAXATION

10.1	Recognised in the income statement

	Current tax expense
	Current year	(358)	(192)	—	—

		(358)	(192)	—	—

	Deferred tax expense
	Net benefit/(expense) on recognition/(utilisation) of deferred
	tax asset arising from tax losses	456	(26)	—	—

		456	(26)	—	—

	Total income tax benefit/(expense) in income statement	98	(218)	—	—

10.2	Numerical reconciliation between tax expense and pre-tax net profit

	Profit before tax	1,235	733	263	791

	Income tax using the domestic corporation tax rate of 30%
	(2006 30%)	(371)	(220)	(79)	(237)
	- Effect of tax losses utilised	371	220	79	237
	- Withholding tax	(298)	(192)	—	—
	- United States of America Federal & State taxes	(40)	—	—	—
	- Under provided for in prior periods	(20)	—	—	—
	- Deferred tax asset recognised/(utilised)	456	(26)	—	—

	Income tax benefit/(expense) on pre-tax net profit	98	(218)	—	—

		CONSOLIDATED
		2007	2006

11.	EARNINGS PER SHARE

	Basic earnings per share

	The calculation of basic earnings per share at 30 June 2007 was based on the profit attributable to ordinary shareholders of $1,332,856 (2006: profit $514,566) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2007 of 446,391,420 (2006: 411,015,511), calculated as follows:

	Profit attributable to ordinary shareholders	$	$

	Profit attributable to ordinary shareholders	1,332,856	514,566

	Weighted average number of ordinary shares	Number	Number
	Issued ordinary shares at 1 July	411,292,088	410,595,878
	Effect of share placement	16,657,534	—
	Effect of shares issued for the ESP No.1	285,709	419,633
	Effect of share purchase plan	18,156,089	—

	Weighted average number of ordinary shares at 30 June	446,391,420	411,015,511

	Earnings per share	cents	cents
	Basic earnings per share	0.299	0.125

	Diluted earnings per share	0.299	0.125

ORBITAL CORPORATION LIMITED	32

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

			CONSOLIDATED		THE COMPANY
		Note	2007	2006	2007	2006
			$’000	$’000	$’000	$’000

12.	CASH AND CASH EQUIVALENTS

	Cash at bank		290	176	39	15
	Cash at bank - US dollars		268	87	—	—
	Cash at bank - European currency units		49	42	—	—
	At call deposits - financial institutions		877	1,057	—	—
	Bank bills		9,803	1,963	8,819	—

			11,287	3,325	8,858	15

13.	TRADE AND OTHER RECEIVABLES

13.1	Current

	Trade debtors		3,900	3,059	—	—
	Less: Provision for doubtful trade debtors		(49)	(50)	—	—

			3,851	3,009	—	—
	Other debtors		634	617	81	—
	Prepayments		59	17	—	—

			4,544	3,643	81	—

13.2	Non-Current

	Loans to controlled entities		—	—	13,618	13,446
	Impairment losses on loans to controlled entities		—	—	(792)	(804)

			—	—	12,826	12,642

14.	INVENTORIES

	Raw materials and stores - at recoverable amount		6	6	—	—

15.	INVESTMENTS

	Investment in PT Texmaco Perkasa Engineering Tbk - at cost		6,446	6,446	—	—
	Investments in controlled entities - at cost	28	—	—	111,605	111,342
	Less: impairment losses in the carrying value of investments		(6,446)	(6,446)	(94,264)	(94,264)

			—	—	17,341	17,078

ORBITAL CORPORATION LIMITED	33

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

16.	INVESTMENT IN EQUITY ACCOUNTED INVESTEE

The Group accounts for investments in associates using the equity method.

The Group has the following investment in associate:

				30 June Ownership
Name	Principal activities	Country of incorporation	Reporting Date	2007	2006
Synerject LLC	Manufacture of injection systems	USA	30/06/2007	50%	50%

Summary financial information for equity accounted investee in the functional currency of the equity accounted investee:

	Revenues (100%)	Profit (100%)	Total Assets (100%)	Total Liabilities (100%)	Net assets (100%)
	US$’000	US$’000	US$’000	US$’000	US$’000
2007	79,627	3,501	35,911	20,337	15,574

2006	57,478	2,694	31,247	19,366	11,881

Summary financial information for equity accounted investee:

	Revenues (100%)	Profit (100%)	Share of associates net profit recognised	Total Assets (100%)	Total Liabilities (100%)	Net assets as reported by associate (100%)	Value of investment in equity accounted investee
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2007	100,391	4,386	3,157	42,243	23,848	18,395	12,974

2006	77,494	3,632	4,135	42,129	26,111	16,018	6,321

	CONSOLIDATED
	2007	2006
	$’000	$’000
Results of associates
Reversal of provision for borrowings of Synerject	—	654
Share of associate profit before income tax after recommencement of equity accounting	2,314	1,649
Share of income tax expense	(121)	(120)

	2,193	2,183
Adjustments:
- dissimilar accounting treatment with respect to development expenditure	643	1,649
- dissimilar accounting treatment with respect to amortisation of intangibles	321	303

Share of associates net profit accounted for using the equity method	3,157	4,135

ORBITAL CORPORATION LIMITED	34

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

16.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

Results of associates (continued)

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which was reversed as at 31 December 2005, when Synerject LLC had an excess of assets over liabilities. The Group has now recommenced equity accounting for Synerject LLC, and brings to account in each reporting period its interest in the profits and losses and other changes in equity of Synerject LLC.

	CONSOLIDATED
	2007	2006
	$’000	$’000
Commitments
Share of associates capital commitments contracted but not provided for or payable:
Within one year	515	548
One year or later and no later than five years	856	1,296
Later than 5 years	88	—

	1,459	1,844

INTEREST IN SYNERJECT LLC

As at 30 June 2007, the Group holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2006: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. This loan was repaid during the comparison reporting period.

Both Siemens VDO Automotive Corporation and the Company made additional capital contributions in June 2006.

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC (“the recalculation”). The settlement of the arrangement has been deferred until 30 June 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was originally 30 June 2006 but has been extended by two years to 30 June 2008.

The assessment of the contributed business performance will not be tabled until 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, that Siemens will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a deferred settlement representing the present value of US$4 million has been recognised which will become payable on 30 June 2008.

ORBITAL CORPORATION LIMITED	35

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

17.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated

	Assets		Liabilities		Net
	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,082	6,445	—	—	6,082	6,445
Set off of tax	—	—	—	—	—	—

Net tax assets	6,082	6,445	—	—	6,082	6,445

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		The Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Australia
Tax Losses - net at 30%	15,790	15,831	15,790	15,831
Timing difference from provision for capital loss on investment - net at 30%	1,934	1,934	1,934	1,934
Other net timing differences - net at 30%	900	710	900	710

	18,624	18,475	18,624	18,475

United States of America
Tax Losses - net at 34%	14,236	17,117	—	—
Other net timing differences - net at 34%	6,079	6,475	—	—

	20,315	23,592	—	—

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2007, the United States tax carry forward losses available expire between the years 2010 and 2023.

Movement in temporary differences during the year

Consolidated
	Balance 01-Jul-05	Recognised in income	Recognised in equity	Balance 30-Jun-06
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,300	(26)	171	6,445

Net tax assets	6,300	(26)	171	6,445

Consolidated
	Balance 01-Jul-06	Recognised in income	Recognised in equity	Balance 30-Jun-07
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,445	456	(819)	6,082

Net tax assets	6,445	456	(819)	6,082

The Company
	Balance 01-Jul-05	Recognised in income	Recognised in equity	Balance 30-Jun-06
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	—	—	—	—

Net tax assets	—	—	—	—

The Company
	Balance 01-Jul-06	Recognised in income	Recognised in equity	Balance 30-Jun-07
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	—	—	—	—

Net tax assets	—	—	—	—

ORBITAL CORPORATION LIMITED	36

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000

18.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At deemed cost	1,091	1,091	—	—

	Buildings
	At deemed cost	3,057	3,057	—	—
	Less: accumulated depreciation	(893)	(812)	—	—

		2,164	2,245	—	—

	Plant and equipment
	At cost	15,435	14,808	—	—
	Less: accumulated depreciation	(12,729)	(11,947)	—	—

		2,706	2,861	—	—

	At deemed cost	1,964	1,964	—	—
	Less: accumulated depreciation	(1,818)	(1,729)	—	—

		146	235	—	—

	Total property, plant and equipment - net book value	6,107	6,432	—	—

	Reconciliations

	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land
	Carrying amount at beginning of year	1,091	1,091	—	—

	Carrying amount at end of year	1,091	1,091	—	—

	Buildings
	Carrying amount at beginning of year	2,245	2,327	—	—
	Depreciation	(81)	(82)	—	—

	Carrying amount at end of year	2,164	2,245	—	—

	Plant and equipment
	Carrying amount at beginning of year	3,096	4,006	—	—
	Additions and transfers	677	211	—	—
	Disposals	(1)	(81)	—	—
	Depreciation	(920)	(1,040)	—	—

	Carrying amount at end of year	2,852	3,096	—	—

	Total
	Carrying amount at beginning of year	6,432	7,424	—	—

	Carrying amount at end of year	6,107	6,432	—	—

ORBITAL CORPORATION LIMITED	37

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000

19.	TRADE AND OTHER PAYABLES

	Current
	Trade creditors and accruals	2,483	2,060	—	—
	Revenues received in advance	1,731	1,208	—	—

		4,214	3,268	—	—

20.	FINANCING ARRANGEMENTS

	The consolidated entity has standby arrangements with banks to provide support facilities:

	Total facilities available
	Performance guarantee facility	8	76	—	—
	Forward exchange contracts facility	3,500	3,500	—	—
	Corporate credit card facility	50	50	—	—
	Multi-option credit facility	750	750	250	250

		4,308	4,376	250	250

	Facilities utilised at balance date
	Performance guarantee facility	8	76	—	—
	Forward exchange contracts facility	611	600
	Corporate credit card facility	38	28	—	—
	Multi-option credit facility	—	—	—	—

		657	704	—	—

	Facilities not utilised at balance date
	Performance guarantee facility	—	—	—	—
	Forward exchange contracts facility	2,889	2,900	—	—
	Corporate credit card facility	12	22	—	—
	Multi-option credit facility	750	750	250	250

		3,651	3,672	250	250

	A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,300,000 (2006: $4,300,000).

21.	NON INTEREST BEARING LIABILITIES

	Non-Current
	Loans and advances from controlled entities	—	—	8,582	9,183
	Loans and advances - secured (a)	13,463	12,809	13,463	12,809
	Present value of additional investment in Synerject LLC (b)	4,495	—	—	—

		17,958	12,809	22,045	21,992

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia is recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(b)	As discussed in note 16, the additional consideration payable to Siemens to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The deferred settlement which has been recognised at its fair value (28 September 2006 $US$3.692 million) and subsequently stated at amortised cost (30 June 2007: US$3.821 million) with any difference between the fair value and the future payment value US$ 0.129 million (30 June 2006: US$nil) being recognised in the income statement over the period of the settlement deferral.

ORBITAL CORPORATION LIMITED	38

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000

22.	EMPLOYEE BENEFITS

22.1	Current	1,190	1,046	—	—

22.2	Non-Current	1,236	1,200	—	—

22.3	Aggregate Liability for employee entitlements	2,426	2,246	—	—

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
	Assumed rate of increase in wage and salary rates	6.5%	4.0%
	Discount rate at 30 June	6.3%	5.2%
	Settlement term (years)	10	10
	Number of employees
	Number of employees at year end	95	94

23.	PROVISIONS

23.1	Current
	Systems warranty (a)	—	102	—	—
	Other	—	4	—	—

		—	106	—	—

(a)	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expired in March 2007.

ORBITAL CORPORATION LIMITED	39

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000

23.	PROVISIONS (continued)

23.3	Reconciliations
	Reconciliations of the carrying amounts for each class of
	provisions except for employee entitlements, are set out
	below:
	Systems warranty - current
	Carrying amount at beginning of year	102	212	—	—
	Provision made during the year - net of (expired)	(102)	(219)	—	—
	Net foreign exchange (gain) loss on translation	—	9	—	—
	Reclassified (to) from non current	—	100	—	—

	Carrying amount at end of year	—	102	—	—

	Systems warranty - non current
	Carrying amount at beginning of year	—	100	—	—
	Reclassified (to) from current	—	(100)	—	—

	Carrying amount at end of year	—	—	—	—

	Other provisions - current
	Carrying amount at beginning of year	4	16	—	—
	Provision made during the year - net of (expired)	(4)	(12)	—	—
	Payments made during the year	—	—	—	—

	Carrying amount at end of year	—	4	—	—

24.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

24.1	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

24.2	Settlement of dispute with Coles Myer Limited

In 1995 and 1996 Orbital entered into joint venture (JV) R & D syndicated arrangements with Coles Myer Ltd and subsidiaries (“CML”) to undertake research and development relating to production of vehicles using Orbital’s technology. The JV arrangements required payment of licence fees for the use of Orbital’s technology by the CML/Orbital JV.

CML advised Orbital that the Australian Taxation Office (ATO) had formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML. The reduction in tax provided by these licence fees for CML is understood to be approximately $13 million and $8 million respectively in 1995/96 and 1996/97.

CML subsequently identified provisions of the relevant Transaction Documents that it asserted were a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It further asserted that any reassessment of CML by the ATO would be a breach of that asserted warranty.

On September 15, 2006, Orbital announced that it had settled its dispute with CML concerning the joint venture R & D syndicated arrangements Orbital and CML entered into in 1995 and 1996 and had agreed to pay CML $500,000 in full and final settlement of the Orbital/CML dispute.

ORBITAL CORPORATION LIMITED	40

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

25.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES

Consolidated	Share Capital	Foreign Currency Translation Reserve	Hedge Reserve	Accumulated Losses	Total
	$’000	$’000	$’000	$’000	$’000
Balance 1 July 2005	216,768	(238)	—	(216,655)	(125)
Effect of change in accounting policy	—	—	—	6,813	6,813

Balance at 1 July 2005 restated	216,768	(238)	—	(209,842)	6,688
Equity-settled transaction-employee shares	—	—	—	264	264
Total recognised income and expense	—	276	—	515	791

Balance at 30 June 2006	216,768	38	—	(209,063)	7,743

Balance 1 July 2006	216,768	38	—	(209,063)	7,743
Issue of ordinary shares - placement	3,790	—	—	—	3,790
Issue of ordinary shares - share purchase plan	5,002	—	—	—	5,002
Equity-settled transaction-employee shares	—	—	—	263	263
Total recognised income and expense	—	(1,692)	(37)	1,333	(396)

Balance at 30 June 2007	225,560	(1,654)	(37)	(207,467)	16,402

The Company	Share Capital	Foreign Currency Translation Reserve	Hedge Reserve	Accumulated Losses	Total
	$’000	$’000	$’000	$’000	$’000
Balance at 1 July 2005	216,768	—	—	(210,080)	6,688
Equity-settled transaction-employee shares	—	—	—	264	264
Total recognised income and expense	—	—	—	791	791

Balance at 30 June 2006	216,768	—	—	(209,025)	7,743

Balance 1 July 2006	216,768	—	—	(209,025)	7,743
Issue of ordinary shares - placement	3,790	—	—	—	3,790
Issue of ordinary shares - share purchase plan	5,002	—	—	—	5,002
Equity-settled transaction - employee shares	—	—	—	263	263
Total recognised income and expense	—	—	—	263	263

Balance at 30 June 2007	225,560	—	—	(208,499)	17,061

Share Capital

	THE COMPANY
	2007 Number	2006 Number
Ordinary shares, fully paid	473,126,818	411,292,088

Ordinary Shares
Balance at the beginning of year	411,292,088	410,595,878
Shares issued pursuant to a share placement	26,666,667	—
Shares issued pursuant to employee share plans	471,872	696,210
Shares issued pursuant to the share purchase plan	34,696,191	—

	473,126,818	411,292,088

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

ORBITAL CORPORATION LIMITED	41

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

25.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES (CONTINUED)

Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 471,872 (2006: 696,210) shares issued under Plan 1 to eligible employees at a market value of $73,000 (2006: $69,000).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 3,905,000 shares were offered to 14 executives (2006: 2,575,000 shares offered to 13 executives).

Foreign Currency Translation Reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

Hedge Reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

		CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000
26.	OPERATING LEASE COMMITMENTS

	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year	9	14	—	—
	- Later than one year but not later than five years	15	24	—	—
	- later than five years	—	—	—	—

		24	38	—	—

The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2007, $8,931 was recognised as an expense in the income statement in respect of operating leases (2006:$30,579).

27.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

ORBITAL CORPORATION LIMITED	42

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

28.	CONSOLIDATED ENTITIES

	Note	Class of Shares	Consolidated Entity Interest
Parent Entity			2007	2006
Orbital Corporation Limited			%	%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd		Ord	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd		Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a),(b)	Ord	71.3	71.3
- S T Management Pty Ltd	(c)	Ord	100	100
- OFT Australia Pty Ltd	(c)	Ord	100	100
- Investment Development Funding Pty Ltd	(b)	Ord	100	100
- Power Investment Funding Pty Ltd	(b)	Ord	100	100
- Orbital Environmental Pty Ltd	(b)	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	(b)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(b)	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(b)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997 and expiring on 30 September 2005, Orbital was required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder had a put option under which it had the right to require Orbital to purchase its shares in Axiom on 30 January 2006, which it did not exercise.

(b)	Dormant for the years ended 30 June 2007 and 30 June 2006.

(c)	Dormant for the years ended 30 June 2007 and 30 June 2006 apart from inter-group debt forgiveness.

29.	RELATED PARTIES

29.1	Key Management Personnel

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr DWJ Bourke (Chairperson)

Mr JR Marshall

Mr JG Young

Executive directors

Dr RA Houston (Managing Director & Chief Executive Officer) (appointed September 2005)

Mr PC Cook (Managing Director & Chief Executive Officer) (resigned September 2005)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Mr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘personnel expenses’ (see note 7) are as follows:

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$	$	$	$
Short-term employee benefits	1,168,310	1,178,470	—	—
Post-employment benefits	100,035	109,800	—	—
Equity compensation benefits	152,063	143,533	—	—

	1,420,408	1,431,803	—	—

ORBITAL CORPORATION LIMITED	43

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

29.	RELATED PARTIES (continued)

29.1	Key Management Personnel (continued)

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation and some equity instrument disclosures as permitted by Corporations Regulation 2M3.03 and 2M,6.04 is provided in the Remuneration Report section of the Directors’ report on pages 4 to 7.

No director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Company and the Group have not made any loans to a key management person or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end.

Options and rights over equity instruments

The movement during the reporting period in the number of options over ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 01-Jul-06	Granted as compensation	Exercised	Expired	Held at 30-Jun 2007	Vested during the year	Vested and exercisable at 30 June 2007
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—
Executive directors
Dr RA Houston	—	—	—	—	—	—	—
Mr PC Cook	—	—	—	—	—	—	—
Executives
Mr KA Halliwell	—	—	—	—	—	—	—
Mr BA Fitzgerald	—	—	—	—	—	—	—
Mr GP Cathcart	—	—	—	—	—	—	—

	Held at 01-Jul-05	Granted as compensation	Exercised	Expired	Held at 30-Jun 2006	Vested during the year	Vested and exercisable at 30 June 2006
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—
Executive directors
Dr RA Houston	13,000	—	—	(13,000)	—	—	—
Mr PC Cook	—	—	—	—	—	—	—
Executives
Mr KA Halliwell	31,000	—	—	(31,000)	—	—	—
Mr BA Fitzgerald	21,000	—	—	(21,000)	—	—	—
Mr GP Cathcart	4,600	—	—	(4,600)	—	—	—

No options held by key management personnel are vested but not exercisable as at balance sheet date 2007 or 2006.

ORBITAL CORPORATION LIMITED	44

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

29.	RELATED PARTIES (continued)

29.1	Key Management Personnel (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 01-Jul-06	Purchases	Granted as compensation	Sales	Held at 30-Jun-07
Non-executive directors
Mr DWJ Bourke	100,000	33,333	—	—	133,333
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	33,631	—	—	183,537
Executive directors
Dr RA Houston	68,574	33,333	6,464	—	108,371
Executives
Mr KA Halliwell	156,621	33,333	6,464	—	196,418
Mr BA Fitzgerald	96,805	—	6,464	(1,567)	101,702
Mr GP Cathcart	55,357	33,333	6,464	—	95,154

	Held at 01-Jul-05	Purchases	Granted as compensation	Sales	Held at 30-Jun-06
Non-executive directors
Mr DWJ Bourke	100,000	—	—	—	100,000
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	—	—	—	149,906
Executive directors
Dr RA Houston	58,484	—	10,090	—	68,574
Mr PC Cook*	55,512	—	—	—	55,512
Executives
Mr KA Halliwell	146,531	—	10,090	—	156,621
Mr BA Fitzgerald	86,715	—	10,090	—	96,805
Mr GP Cathcart	45,267	—	10,090	—	55,357

*	Shareholding of Mr PC Cook at the time of his resignation from the company in September 2005.

29.2	Non-key management personnel disclosures

Identity of related parties

The Group has a relationship with its subsidiaries (see note 28), associates (see note 16), and with its key management personnel (refer to disclosures for key management personnel on preceding pages).

Controlled Entities

Details of interest in controlled entities are set out in Note 28. Details of dealings with controlled entities are set out below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2007	2006
	$’000	$’000
Receivables (after provision)
Non-current	12,826	12,642

Borrowings
Non-current	8,582	9,183

Interest is not charged on inter-company loans. Amounts are payable on demand, although it is not expected that they will be called within the next twelve months.

ORBITAL CORPORATION LIMITED	45

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

29.	RELATED PARTIES (continued)

29.2	Non-key management personnel disclosures (continued)

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Australia Pty Limited, which is a wholly owned subsidiary of Orbital Corporation Limited.

29.3	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2007	2006
	$’000	$’000
Receivables
Current	21	54

Payables
Current	—	43

(b)	Transactions

During the year the Group provided engineering services to Synerject LLC of $0.047 million (2006: $0.209 million) and purchased goods and services to the value of $0.088 million (2006: $0.139 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

ORBITAL CORPORATION LIMITED	46

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	NOTES TO THE STATEMENTS OF CASH FLOWS

30.1	Reconciliation of cash flows from operating activities

	NOTE	CONSOLIDATED		THE COMPANY
		2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Profit/(loss) after income tax		1,333	515	263	791
Add/(less) items classified as investing/financing activities:
Profit on sale of property, plant and equipment	6	(32)	(85)	—	—
Add/(less) non-cash items:
Depreciation		1,001	1,122	—	—
Provision for doubtful debts		(1)	3	—	—
Amounts set aside for redundancy provision		—	(257)	—	—
Amortisation of non-interest bearing loans		816	622	654	622
Amounts set aside to warranty and other provisions		(52)	(222)	—	—
Share of net profit of joint venture entity		(3,157)	(4,135)	—	—
Employee compensation expense		263	264	—	—
Non cash changes in tax balances		(490)	26	—	—
Net foreign exchange (gains)/losses	8	69	(12)	(600)	234
Provision against carrying value of investments and receivables from controlled entities		—	—	—	(1,538)

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(250)	(2,159)	317	109

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		(868)	(661)	(81)	5
Decrease in inventories		—	6	—	—
(Decrease)/increase in payables		757	890	—	—
(Decrease)/increase in employee provisions		179	56	—	—

		68	291	(81)	5

Net cash from operating activities		(182)	(1,868)	236	114

31.	FINANCIAL INSTRUMENTS

31.1	Foreign Exchange Risk

The Group is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The currencies giving rise to this risk are primarily U.S. Dollars (USD) and European Currency Units (Euro).

The Group incorporates risk management procedures for at least 60 percent of its estimated foreign currency exposure in respect of forecast royalties and sales over the following six months. The Group uses forward exchange contracts to mitigate its foreign currency risk. All of the forward exchange contracts have maturities of less than one year after the reporting date. Where necessary, the forward exchange contracts are rolled over at maturity.

Forecast transactions

The Group classifies its forward exchange contracts as fair value through profit or loss. The net fair value of forward exchange contracts used at 30 June 2007 was $21,548 (2006: ($11,184)), comprising assets of $21,548 (2006: $0) and liabilities $nil (2006: $11,184).

ORBITAL CORPORATION LIMITED	47

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

31.	FINANCIAL INSTRUMENTS (continued)

31.1	Foreign Exchange Risk (continued)

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Group.

	CONSOLIDATED
	2007	2006	2007	2006
	Weighted average rate		$’000	$’000
Sell US dollars
Not later than one year	0.8183	0.7417	611	809

	THE COMPANY
	2007	2006	2007	2006
	Weighted average rate		$’000	$’000
Sell US dollars
Not later than one year	—	—	—	—

Foreign currency receivables and payables have been translated in the Balance Sheet at year end, utilising the exchange rates applicable as at 30 June 2007 being: United States Dollars 0.8501 and European Currency Units 0.6379 (2006: 0.7417 and 0.5904 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions, are as follows:

	CONSOLIDATED		THE COMPANY
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
(i) United States Dollars
Amounts Receivable
Current	512	957	—	—

Amounts Payable
Current	—	—	—	—
Non current	—	—	3,941	3,941

(ii) European Currency Units
Amounts Receivable
Current	23	15	—	—

31.2	Credit Risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

ORBITAL CORPORATION LIMITED	48

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

31.	FINANCIAL INSTRUMENTS (continued)

31.3	Interest Risk

	Effective interest rate	Floating interest rate	Fixed Interest Maturing In		Non- interest bearing	Total
Consolidated			1 year or less	1 to 2 years
		$’000	$’000	$’000	$’000	$’000
2007
Financial assets
Cash and cash equivalents	6.11%	1,484	9,803	—	—	11,287

		1,484	9,803	—	—	11,287

2006
Financial assets
Cash and cash equivalents	5.09%	1,362	1,963	—	—	3,325

		1,362	1,963	—	—	3,325

	Effective interest rate	Floating interest rate	Fixed Interest Maturing In		Non- interest bearing	Total
The Company			1 year or less	1 to 2 years
		$’000	$’000	$’000	$’000	$’000
2007
Financial assets
Cash and cash equivalents	6.40%	39	8,819	—	—	8,858

		39	8,819	—	—	8,858

2006
Financial assets
Cash and cash equivalents	—	15	—	—	—	15

		15	—	—	—	15

ORBITAL CORPORATION LIMITED	49

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

31.	FINANCIAL INSTRUMENTS (continued)

31.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	CONSOLIDATED
	2007		2006
	Carrying amount	Net fair value	Carrying amount	Net fair value
	$’000	$’000	$’000	$’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:
Financial assets
Cash and cash equivalents	11,287	11,287	3,325	3,325
Trade and other receivables	4,544	4,544	3,643	3,643
Financial liabilities
Trade and other payables	4,214	4,214	3,268	3,268
Non interest bearing loans	17,958	17,958	12,809	12,809

	THE COMPANY
	2007		2006
	Carrying amount	Net fair value	Carrying amount	Net fair value
	$’000	$’000	$’000	$’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:
Financial assets
Cash and cash equivalents	8,858	8,858	15	15
Trade and other receivables	12,907	12,907	12,642	12,642
Financial liabilities
Trade and other payables	—	—	—	—
Non interest bearing loan	13,463	13,463	12,809	12,809
Loans and advances from controlled entities	8,582	8,582	9,183	9,183

32.	SUBSEQUENT EVENTS

There have been no events subsequent to balance date which would have a material effect on the Group’s financial statements at 30 June 2007.

ORBITAL CORPORATION LIMITED	50

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2007

1.	In the opinion of the Directors of Orbital Corporation Limited (“the Company”):

(a)	the financial statements and notes and the remuneration disclosures that are contained in sections 4.4.1, 4.4.2 and 4.4.4 of the remuneration report in the Directors’ report, set out in pages 15 to 50, are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and Group as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	the remuneration disclosures that are contained in section 4.4.1, 4.4.2 and 4.4.4 of the Remuneration report in the Directors’ report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The directors have been given the declarations required by Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2007.

Signed in accordance with a resolution of Directors:

J G YOUNG	R A HOUSTON
Director	Managing Director

Dated at Perth, Western Australia this 22nd day of August 2007

ORBITAL CORPORATION LIMITED	51

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Independent auditor’s report to the members of Orbital Corporation Limited

Report on the financial report and AASB 124 remuneration disclosures contained in the directors’ report

We have audited the accompanying financial report of Orbital Corporation Limited (the “Company”) and Orbital Corporation Limited and its Controlled Entities (the “Group”), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 32 and the directors’ declaration of the Group comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (“remuneration disclosures”), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading “remuneration report” in sections 4.4.1, 4.4.2 and 4.4.4.1 of the directors’ report and not in the financial report. We have audited these remuneration disclosures.

The remuneration report contains information in 4.4.3, 4.4.4.2 and 4.4.4.3 not required by the Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 2(a), the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors’ report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and

ORBITAL CORPORATION LIMITED	52

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company’s and the Group’s financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor’s opinion on the financial report

In our opinion:

(a)	the financial report of Orbital Corporation Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in note 2 (a).

Auditor’s opinion on AASB 124 remuneration disclosures contained in the directors’ report

In our opinion the remuneration disclosures that are contained in sections 4.4.1, 4.4.2 and 4.4.4.1 of the directors’ report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

Brent Steedman
Partner

Perth

22 August 2007

ORBITAL CORPORATION LIMITED	53

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 15 August 2007 there were 5,954 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a)	at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b)	on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 15 August 2007

Equity Trustees Limited SGH PI Smaller Co’s	29,518,304	6.24%

Distribution of Shareholdings as at 15 August 2007

1-1,000	555
1,001-5,000	1,866
5,001-10,000	1,099
10,001-100,000	2,058
100,001 and over	376

5,954

Total Shares on Issue	473,126,818

Number of shareholders holding less than a marketable parcel	835

Top 20 Shareholders as at 15 August 2007

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	112,228,063	23.72%
Equity Trustees Limited SGH PI Smaller Co’s	29,518,304	6.24%
National Nominees Limited*	28,497,850	6.02%
Verido Holdings Pty Limited	13,987,345	2.96%
Uuro Pty Limited	10,000,000	2.11%
Northcliffe Holdings Pty Limited	8,000,000	1.69%
Nefco Nominees Pty Limited	7,774,999	1.64%
HSBC Custody Nominees (Australia) Limited	6,618,600	1.40%
Colbern Fiduciary Nominees Pty Limited	5,579,965	1.18%
Rhuroin Pty Limited	4,407,964	0.93%
Goodlook Investments Pty Limited	3,100,000	0.66%
Mr Rodney Noel Sweetman & Mrs Barbara Anne Sweetman	3,074,999	0.65%
Ms Barbara Lynn Gallisath	3,040,000	0.64%
JP Morgan Nominees Australia Limited	2,430,293	0.51%
Ms Kerry Moran	2,400,000	0.51%
Toltec Holdings Pty Limited	2,200,167	0.47%
Vulcan Investments Pty Limited	2,139,738	0.45%
HSBC Custody Nominees (Australia) Limited	2,100,093	0.44%
Annapurna Pty Limited	2,100,000	0.44%
Evalon Investments Pty Ltd	2,066,666	0.44%

The twenty largest shareholders hold 53.10% of the ordinary shares of the Company.

*	Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 9,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL CORPORATION LIMITED	54

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2133

United States: -

Telephone: 1810 245 0621

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbitalcorp.com.au

DIRECTORS

Peter Day – Chairman

Rodney Houston – Chief Executive Officer

John Marshall

Grahame Young

COMPANY SECRETARY

Keith Halliwell – Chief Financial Officer

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

AUDITORS

KPMG

Level 31, Central Park

152-158 St Georges Terrace

Perth, Western Australia, 6000

ORBITAL CORPORATION LIMITED	55

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbital Corporation Limited

Date: September 20, 2007	By:	/s/ Keith Halliwell
	Name:	Keith Halliwell
	Title:	Company Secretary